We're the people behind eGovernment.



NIC the people behind eGovernment

NIC Inc.® 2003 ANNUAL REPORT

Financial and Operating Highlights

IN THOUSANDS, EXCEPT PER SHARE DATA	2003	2002	2001
Consolidated Statement of Operations Data			
Portal revenues	$40,209	$34,779	$26,371
Software & services revenues	10,622	12,766	10,649
Total revenues	50,831	47,545	37,020
Operating income (loss)	7,338	(7,930)	(87,502)
Income (loss) from continuing operations	6,328	(5,575)	(70,919)
Net income (loss)	6,328	(7,610)	(77,444)
Income (loss) per share from continuing operations – basic and diluted	$0.11	$(0.10)	$(1.26)
Net income (loss) per share – basic and diluted	$0.11	$(0.13)	$(1.38)
Weighted average shares outstanding - basic	58,331	56,875	56,110
Weighted average shares outstanding - diluted	59,269	56,875	56,110
Supplemental Disclosures			
Depreciation & amortization	1,783	2,988	26,628
Portal gross profit percentage	46%	43%	26%
Software & services gross profit percentage	21%	(7%)	(36%)
Selling & administrative as a percentage of revenue	23%	28%	47%
Consolidated Balance Sheet Data			
Cash and cash equivalents	$13,540	$9,559	$17,236
Cash and cash equivalents – restricted	5,363	6,300	–
Marketable securities	249	249	4,066
Working capital	24,379	15,956	15,730
Total assets	85,740	74,456	81,814
Long term debt (includes current portion of notes payable/capital lease obligations)	363	533	888
Total shareholders' equity	63,164	55,056	59,559

NOTE: The selected consolidated financial data set forth above should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in the Company's Form 10-K for the year ended December 31, 2003 filed with the SEC on March 12, 2004. In the second quarter of 2002, NIC exited its domestic eProcurement business and has classified the results of operations of NIC Commerce as discontinued operations for all periods presented. For additional information on the business combinations and acquisitions NIC has completed since 1999 and discontinued operations and other significant items affecting results for the periods presented, refer to Notes 4, 5, 8, 10 and 14 in the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

NIC expanded rapidly following its initial public offering in July of 1999 and incurred substantial net losses through mid-2002 primarily as a result of its acquired software & services businesses. Throughout this time period, the Company's core outsourced portal operations have grown and have been profitable. As part of a broader strategic refocusing of the Company on its outsourced portal business, the Company became profitable in the second half of 2002 and has been profitable since that time.

Table of Contents



NIC® operates behind the scenes to build eGovernment services that get results.

We like it back here, because we're *The People Behind eGovernment*.™

We salute the officials featured on these pages – as well as our hundreds of government partners across the country – who are committed to using eGovernment to get results for citizens and businesses.


WHAT NIC DOES
BUSINESS
CITIZEN
NIC
GOVERNMENT



Every day, citizens and businesses across the country are required to interact with federal, state, county, and city governments.

Some are renewing vehicle registrations or filing secured personal property liens (also known as UCCs). Others are registering a new business or checking to see if the family pediatrician's medical license is current.

NIC has helped millions of Americans find a better way to conduct business with government.

Our eGovernment portals allow citizens and businesses to handle these obligations over the Internet. NIC's online services deliver immediate results, eliminating wasted time standing in line at a government office or waiting for a document to arrive by U.S. Mail.

We offer online services that allow businesses, citizens, and our government partners to work smarter, not harder.

To learn more about NIC, visit our partner sites listed on page 25 or check us out on the Web at www.nicusa.com.



Jeff Fraser
Chairman and Chief Executive Officer
NIC

NIC's Breakthrough Year

2003 was a breakthrough year for NIC. The increasing strength of our core portal business became readily apparent to investors, and we completed the strategic shift away from our underperforming software and services division.

2003 Highlights
Building on our momentum from the second half of 2002, NIC earned $6.3 million, or 11 cents per share, in 2003. Excluding a non-recurring tax adjustment, NIC earned $4.5 million for the year, or eight cents per share. Our operating income also reached an all-time high of $7.3 million for the year.

NIC's portal business continues to be a growth engine. Portal revenues for the year increased 16 percent over 2002 to $40.2 million, and portal operating income rose 30 percent to $17.4 million during the same period. The relatively flat operating structure within our portals allowed us to deliver a 46 percent gross profit percentage for the year – up from 43 percent in 2002. Expense management was equally important at the corporate level, with selling and administrative costs dropping from 28 percent of revenue in 2002 to 23 percent in 2003.

Portal revenues increased 16 percent and portal operating income rose 30 percent in 2003

The company's success in 2003 was driven by two key factors: the enduring strength of our long-term partnerships with state & local governments and our ability to deliver organic growth by introducing new revenue-generating online services.

The Value of Our Long-Term Partnerships

The successful public-private partnerships NIC has developed are primarily responsible for our success during the last 13 years. It is also important to note that NIC has never had a government partner fail to exercise a contract renewal and we have also won every competitive rebid. To that end, we secured contract extensions with our state partners in Utah, Alabama, Tennessee, and Indiana in 2003. We also signed a new six-year agreement following a rebid with Nebraska, which became our second state partner in 1995. We never take our government partnerships for granted, and we extend our thanks to Utah, Alabama, Tennessee, Indiana, and Nebraska for continuing to place their trust in NIC.

In 2003, we took this commitment to fostering strong partnerships to the next level by hosting the inaugural NIC eGovernment Leadership Summit. State & local government partners from 13 jurisdictions gathered for three days to share best practices and discuss how to increase collaboration across the NIC partner system. Our goal was to help our partners find new ways to use technology to better serve their constituents, and several of our portals are actively building new solutions as a result.

Focusing on New Revenue-Generating Applications

We create additional leverage by using existing infrastructure and talent to build new revenue-generating services. We added more than 260 additional revenue-generating applications in 2003, and more than 150 other services are currently in the development pipeline across our 16 self-funded partner states. For example, we expect several of the first-in-the-nation services profiled in the following pages, including Alabama's point-of-sale outdoor licensing solution and Utah's OneStop Business Registration application, to begin appearing in other partner states in 2004.

The Self-Funded Advantage

The simple fact is that governments do not have the money they would like to spend on eGovernment, and this is where NIC is making a difference. We deliver efficiencies for businesses, citizens, and governments – and we do this with our self-funded model at no upfront cost to taxpayers. NIC is the only company that has successfully implemented the self-funded solution multiple times, and we have already helped 16 states offer enhanced eGovernment services through this unique approach.

New Business Opportunities

Approximately 230 million people in more than 30 states are not being served by NIC-managed state portals, and our goal is to change that. We are aggressively pursuing new business opportunities that align with our core self-funded solution and fit the margin and profitability profile our investors expect. Our other significant new business opportunity is to expand our role in the states where we already do business. NIC's subsidiaries are delivering value by further penetrating their markets with new services that create additional revenue opportunities.

Approximately 230 million people in more than 30 states are not being served by NIC-managed state portals, and our goal is to change that.

NIC's government partners are vital allies in our efforts to deliver nationwide eGovernment services. Their advocacy is driven by first-hand knowledge of the benefits of electronic government, and they have been instrumental in opening doors with peer states that are not currently working with NIC. It is a privilege to be in so many successful public-private partnerships across the country.

Competitive Landscape

We continue to see the same competitors in the eGovernment arena. System integrators, equipment manufacturers, consulting firms, and niche software providers are facing off against NIC in every competitive bid. The plain truth is that we have always stood out from the crowd.

Our competitors cannot match our portal expertise and tend to operate with a "learn together as they go along" philosophy. By comparison, we have delivered results for more than a decade and continue to share in the long-term success of our partnerships. These are significant differentiators that we will continue to emphasize in the marketplace.

Award-Winning Results

For the second consecutive year, a NIC partner was ranked best in the nation in the Center for Digital Government's 2003 Best of the Web competition. Utah received the best state Web portal award, which was the same honor our partner in Virginia received in 2002. Three other partners (Maine, Indiana, and Arkansas) finished among the top five state portals, and our partners in Montana, the Iowa State County Treasurers Association, the Maine Secretary of State's office, and Indianapolis & Marion County were also recognized for eGovernment excellence. While we do not manage our business to win awards, we are delighted when our efforts to build great eGovernment services generate accolades for our partners.

2004 and Beyond

We have outstanding growth opportunities in 2004. Recurring revenues account for more than 90 percent of portal revenues, most of which come from businesses that recognize the value of fast online access to government services. More than 34,000 businesses maintain high-volume subscriptions across our portals, and we are confident this number will continue to grow.

Non-DMV services, which include all applications other than the electronic exchange of driver histories, represent nearly 40 percent of portal transaction revenues, up from less than 10 percent four years ago. NIC is committed to identifying, launching, and marketing new non-DMV revenue-generating services as a means to increase our revenue diversification.

The simple fact is that governments do not have the money they would like to spend on eGovernment, and this is where NIC is making a difference.

NIC and our government partners will also benefit from the increasing popularity of eGovernment services. More than 92 million transactions were processed by NIC-managed portals in 2003, up 19 percent from the previous year. We expect eGovernment penetration to follow a similar pattern in 2004, thanks to a combination of adding new partner states, launching new revenue-generating applications, and deploying smart marketing campaigns that drive adoption of online services.

NIC's success in 2003 is due in large part to the people in front of eGovernment – namely, our partners featured in the pages of this annual report as well as the hundreds of other government leaders we work with across the nation. I also want to acknowledge *The People Behind eGovernment*, our 290 employees who are the driving force behind the thousands of innovative services we've brought to market over the last 13 years.

This year, NIC reaffirms its commitment to be the best partner government has ever worked with as well as the best place our employees have ever worked. In so doing, we will continue to strive to be the best investment our investors have ever made. Thank you again for your support in 2003, and we look forward to 2004. □

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JANUARY

Indiana Interactive is awarded a portal management contract extension by the City of Indianapolis & Marion County, Indiana.

MARCH

NIC introduces its new brand identity and *The People Behind eGovernment* corporate tagline.

Alabama Interactive is awarded a portal management contract extension by the state of Alabama.

APRIL

Following a competitive bid process, Kentucky selects NIC to build and manage its official government portal.

MAY

Utah Interactive is awarded a portal management contract extension by the state of Utah.

JUNE

Indiana Interactive is awarded a portal management contract extension by the state of Indiana.

NICUSA is awarded a portal management contract extension by the state of Oklahoma.

AUGUST

NIC introduces its first eGovernment service for the retail channel with point-of-sale outdoor licenses in Alabama.

Tennessee Information Division is awarded a portal management contract extension by the state of Tennessee.

SEPTEMBER

Kentucky Interactive launches Kentucky.gov, the official Web portal for the state of Kentucky.

OCTOBER

NIC's government partners once again sweep the Center for Digital Government's Best of the Web awards. Utah is named the best state government portal in the nation, and four of NIC's state partners finish in the top five. A total of eight NIC state and local partners are recognized.

DECEMBER

NIC completes its first full year of profitability as a public company.

WWW.UTAH.GOV
Managed by Utah Interactive
Launch year: 1999

2003 AT-A-GLANCE
Page views: 49,791,479
Transactions: 1,225,337
Total interactive applications: 67

Pushing the Envelope in Utah

IN LATE 2002, Utah's leaders began planning for the day when the majority of state government services could be delivered over the Internet. Working together with NIC's Utah Interactive subsidiary, the state began to identify and prioritize services that would prepare the portal for significant future growth.

"We have no patience for the status quo."
– Val Oveson
Chief Information Officer
State of Utah

Throughout 2003, the state's official Web portal introduced a series of enhancements to support the expanded availability and use of eGovernment services. Utah.gov was completely redesigned to package information and services in a manner that made more sense to citizens. Around-the-clock live chat was added to offer real-time customer service any time of day or night. The portal's business services also received several upgrades, including OneStop Business Registration, the nation's first eCommerce application that allowed new business owners to submit information simultaneously to federal, state, and local authorities through a single Web site.

As a result, Utah's citizens and businesses now have one of the nation's most progressive government Web portals. The state's efforts also did not go unnoticed around the country – Utah was ranked best in the nation by the Center for Digital Government's 2003 Best of the Web survey.

"We have no patience for the status quo," said Val Oveson, Utah's Chief Information Officer. "Utah Interactive has been an essential partner in this process because we keep challenging each other to find new ways to improve our online services. Our goal was to build a portal that would truly transform the way Utah interacts with its citizens, and we went for broke in 2003." □



Utah Chief Information Officer Val Oveson with employees of NIC's Utah Interactive subsidiary

WWW.IN.GOV

Managed by Indiana Interactive
Launch year: 1995

2003 AT-A-GLANCE

Page views: 282,740,132
Transactions: 4,209,084
Total interactive applications: 210

If It's Not IN.gov, It's Not Official

EVEN THOUGH INDIANA has launched more than 200 interactive applications during the last eight years, it is remarkably easy for citizens and businesses to find the state services they're looking for on the Internet.

Thanks to the deliberate strategy developed by the state and NIC's Indiana Interactive subsidiary, Indiana's eGovernment services are not getting lost in the cyberspace shuffle. "Our eGovernment approach is straightforward," said Laura Larimer, Indiana's Chief Information Officer. "We drive traffic to our official Web portal through aggressive marketing."

To help make its government services easy to find on the Internet, Indiana became the first state in the nation to adopt a bold branding campaign to manage the look and feel of all state Web pages. To help define state and local government Web presences and the official state portal brand, Indiana developed the "If It's Not IN.gov, It's Not Official" campaign. More than 220,000 pages of content are now available through the portal, and online visitors can easily identify Indiana's eGovernment services by the consistent design presence of IN.gov in every Web address.

"Indiana's eGovernment approach is straightforward – we drive traffic to our official Web portal through aggressive marketing."

– Laura Larimer
Chief Information Officer
State of Indiana

Marketing eGovernment services through a centralized state portal has been Indiana's true strength. Using a combination of traditional and grassroots marketing tactics, Indiana Interactive has become a leader in promoting the availability of online government. Want proof of Indiana's eGovernment marketing mettle? The portal handled upwards of 280 million page views in 2003, a 34 percent increase over 2002. At the same time, more than 275,000 vehicle registrations were renewed online (up 21 percent over the previous year), and 82,000 limited criminal history searches were processed in 2003 – a 103 percent increase from the prior year. ☐

Indiana Chief Information Officer Laura Larimer with employees of NIC's Indiana Interactive subsidiary



WWW.EHAWAII.GOV

Managed by Hawaii Information Consortium
Launch year: 2000

2003 AT-A-GLANCE

Page views: 11,968,000
Transactions: 357,448
Total interactive applications: 40

Hawaii Means Business

ON A TYPICAL WORK DAY, business owners in any state go to great lengths to avoid waiting in line at a government office. In Hawaii, busy entrepreneurs face an additional challenge because a key government office might be located on a different island.

To underscore the state's pro-business commitment, the Hawaii Department of Commerce and Consumer Affairs has worked closely with NIC's Hawaii Information Consortium subsidiary to build a suite of eCommerce services that simplify and accelerate the process of dealing with state government across the island chain.

In 2003, Governor Linda Lingle further encouraged businesses to use Hawaii's eGovernment applications by reducing the statutory filing fees for the state's online services. As a result, initial business filings over the Internet doubled in just three months, and more than 40 percent of all new businesses in Hawaii are now formed online.

"Every business owner understands the importance of the bottom line, so we've passed our eGovernment savings along to the business community."

– Mark Recktenwald
Department of Commerce and Consumer Affairs Director
State of Hawaii

The automated system has also reduced manual data entry and paper processing for the Department of Commerce and Consumer Affairs. The online initial business filing and annual renewal services saved more than 2,600 labor hours for the department in 2003, which is equivalent to gaining a full-time staffer who can provide other value-added services to the business community.

"eGovernment is improving our department's efficiency, and we've passed those savings along to the business community in the form of lower online fees," said Mark Recktenwald, Director of the Hawaii Department of Commerce and Consumer Affairs. "After all, every business owner in Hawaii understands the importance of the bottom line. Hawaii Information Consortium continues to be the linchpin in our ongoing effort to offer a wide variety of valuable online services to the state's business community." ☐



Hawaii Department of Commerce and Consumer Affairs Director Mark Recktenwald with employees of NIC's Hawaii Information Consortium subsidiary

WWW.ALABAMA.GOV

Managed by Alabama Interactive
Launch year: 2002

2003 AT-A-GLANCE

Page views: 9,934,176
Transactions: 1,807,338
Total interactive applications: 36

eGovernment Goes Shopping in Alabama

ALABAMA SELLS MORE than a million hunting licenses each year through a network of more than 900 agents, including major retailers and hundreds of small businesses. Burdened by the record storage and bookkeeping demands of the paper-based licensing process, several licensing agents asked the state in 2002 to consider building an online solution.

The retail community made it clear that any replacement licensing system should not require additional equipment. NIC's Alabama Interactive subsidiary teamed up with the Alabama Department of Conservation & Natural Resources and Wal-Mart, the state's largest licensing agent, to build a hardware-neutral system that could reside on any licensing agent's existing computer and produce hunting licenses via a basic Internet connection and printer.

"Selling hunting licenses through a point-of-sale system is a win-win-win for Alabama's hunters, sales agents, and state government."

– Rex McDowell
Assistant Finance Director
State of Alabama

The online system launched in August 2003 in 85 Wal-Mart stores and has already processed 146,000 hunting licenses, including as many as 8,300 licenses in a single day. The online service has also delivered significant time savings for licensing agents and the state. Wal-Mart has estimated that the monthly reconciliation process across its stores has dropped from more than 1,000 hours to approximately 20 hours. Meanwhile the state has projected that the point-of-sale system will save taxpayers more than $200,000 per year in printing, shipping, and labor costs.

"We are pleased that our participating agents are happy with the benefits they enjoy from the online system," said Rex McDowell, Alabama's Assistant Finance Director. "Alabama Interactive has delivered a strong solution, and selling hunting licenses through this point-of-sale system has quickly become a win-win-win for Alabama's hunters, sales agents, and state government." □

Alabama Assistant Finance Director Rex McDowell with employees of NIC's Alabama Interactive subsidiary



WWW.ACCESSKANSAS.ORG
Managed by Kansas Information Consortium
Launch year: 1992

2003 AT-A-GLANCE
Page views: 46,078,437
Transactions: 7,215,818
Total interactive applications: 500+

Thirteen Years of Success in Kansas

In 1992, Kansas became the first state to use the self-funded model to deliver government services at no upfront cost to taxpayers through a public-private partnership. The Kansas state portal launched more than 500 interactive applications during its first decade and continues to blaze new trails by building and marketing many of the nation's most innovative eGovernment services.

"The public-private partnership between Kansas and NIC continues to be the right solution because we share the common goal of making eGovernment successful."

– Ron Thornburgh
Secretary of State
State of Kansas

The self-funded model's success is fueled by adoption of online services. NIC's Kansas Information Consortium subsidiary has spent 13 years encouraging business and citizens to use the state's eGovernment services. For example, this commitment to delivering results is apparent in the Kansas Secretary of State's award-winning suite of online Uniform Commercial Code services.

Uniform Commercial Code filings, or secured personal property liens, are used by the banking community to make lending decisions. The Secretary of State and NIC worked side-by-side with the Kansas Bankers Association to build an online service that met the needs of bankers across the state. The team also developed an aggressive marketing plan to introduce the new service to Kansas Bankers Association members.

With the new service, processing time for filings has dropped from up to 10 days to just a few minutes, and nearly 90 percent of all Uniform Commercial Code transactions are now handled electronically. The Secretary of State's office currently offers 18 online services, and the reduced paper flow has generated significant efficiencies for both Kansas bankers and the Secretary of State's office.

"The public-private partnership between Kansas and NIC continues to be the right solution because we share the common goal of making eGovernment successful," said Ron Thornburgh, Kansas Secretary of State. "The self-funded solution developed through our partnership has been largely responsible for the ongoing strength of the Kansas state portal." ☐

Kansas Secretary of State
Ron Thornburgh with employees
of NIC's Kansas Information
Consortium subsidiary



Our eGovernment Partners


WASHINGTON
OREGON
MONTANA
NORTH DAKOTA
SOUTH DAKOTA
WYOMING
NEBRASKA
NEVADA
UTAH
COLORADO
ARIZONA
NEW MEXICO
KANSAS
MISSOURI
IOWA
WISCONSIN
TEXAS
ALASKA
LOS ANGELES
SAN DIEGO
SAN JOSE
PHOENIX
DENVER
SAN ANTONIO
MILWAUKEE
Albuquerque
El Paso
Tucson
Flagstaff
Salt Lake City
Portland
Seattle
Anchorage
Fairbanks
Juneau
Laredo
Lubbock
Amarillo
Roswell
Las Cruces
Colorado Springs
Pueblo
Boulder
Fort Collins
Cheyenne
Casper
Rapid City
Kansas City
Jefferson City
Springfield
Joplin
Fort Smith
Hot Springs
Shreveport
Lake Charles
Galveston
Beaumont
Houston
Santa Fe
Long Beach
Bakersfield
Fresno
Stockton
Oakland
Reno
Carson City
Las Vegas
Big Spring
Midland
Odessa
San Angelo
Abilene
Del Rio
Eagle Pass
Uvalde
Wichita Falls
Madison
Davenport
Des Moines
Rock Island
Peoria
Dubuque
Pine Bluff
Texarkana
Alexandria
Valdez
Cordova
Seward
Kodiak
Palmer
Ketchikan
Wrangell
Petersburg
Sitka
Skagway
Haines
Yakutat
Big Delta
Fort Yukon
Mt. McKinley



DETROIT
CLEVELAND
PITTSBURGH
COLUMBUS
NEW YORK
PHILADELPHIA
WASHINGTON, D.C.
OHIO
KENTUCKY
NORTH CAROLINA
SOUTH CAROLINA
GEORGIA
ALABAMA
ATLANTA
Birmingham
JACKSONVILLE
Tampa
NEW ORLEANS
PACIFIC OCEAN
Honolulu
MAUI
LANAI
HAWAII
Hilo
PRINCIPAL HAWAIIAN ISLANDS

Outsourced State Portals & Services
Development and management of official state government Web sites

Outsourced Local Government Portals & Services
Development and management of official local government Web sites

Vertical Government Portals
Development and management of multi-jurisdictional government Web sites

eGovernment Software & Services
Document management, electronic filing, and ethics compliance systems

NIC builds and manages eGovernment services on behalf of the following government partners (year launched):

Alabama (2002): www.Alabama.gov
Arkansas (1997): www.Arkansas.gov
Des Moines, IA (2002): www.DMgov.com
Federal Election Commission (1997): www.FEC.gov
Hawaii (2000): www.eHawaii.gov
Idaho (2000): www.accessIdaho.org
Indiana (1995): www.IN.gov
Indianapolis & Marion County, IN (1997): www.CivicNet.net
Iowa (1997): www.IOWAccess.org
Iowa County Treasurers (2002): www.IowaTreasurers.org
Kansas (1992): www.accessKansas.org
Kent County, MI (2001): www.accessKent.com
Kentucky (2003): www.Kentucky.gov
Maine (1999): www.Maine.gov
Montana (2001): www.DiscoveringMontana.com
Oklahoma (2001): www.OK.gov
Nebraska (1995): www.Nebraska.gov
New Hampshire (2002): www.NHlicenses.com
www.NHfishandgame.com
Rhode Island (2001): www.RI.gov
Tampa, FL (2001): www.TampaGov.net
Tennessee (2000): www.Tennessee.gov
Utah (1999): www.Utah.gov
Vermont (2002): www.Vermont.gov
Virginia (1997): www.Virginia.gov

→ page 26

Number of site accesses at NIC-supported government Web sites in 2003

2.9 billion

Number of NIC partner states that use the self-funded business model

16

Utah's ranking in the 2003 Best of the Web state competition

Increase in the number of hits at NIC-supported government Web sites in 2003 vs. 2002

263%

Number of eGovernment transactions processed through NIC-supported government Web sites in 2003

92,000,000

Number of new revenue-generating eGovernment services launched by NIC partners in 2003

260

30%

Year-over-year increase in NIC's portal operating income

Number of federal, state, and local government agencies supported by NIC

1,500

Increase in the number of eGovernment transactions processed by NIC portals in 2003 vs. 2002

19%

80%

Percentage of the five 2003 Best of the Web state finalists that are NIC partners

→ page 28

NIC INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2003	2002	2001
Revenues:			
Portal revenues	$ 40,209,000	$ 34,778,978	$ 26,370,764
Software & services revenues	10,622,209	12,766,432	10,649,616
Total revenues	50,831,209	47,545,410	37,020,380
Operating expenses:			
Cost of portal revenues, exclusive of depreciation & amortization	21,585,990	19,855,320	19,472,803
Cost of software & services revenues, exclusive of depreciation & amortization	8,442,771	13,687,296	14,495,097
Selling & administrative	11,681,386	13,322,099	17,566,929
Impairment loss	–	4,316,230	44,834,490
Stock compensation	–	1,306,569	1,525,022
Depreciation & amortization	1,783,164	2,988,389	26,627,561
Total operating expenses	43,493,311	55,475,903	124,521,902
Operating income (loss)	7,337,898	(7,930,493)	(87,501,522)
Other income (expense):			
Interest income	100,215	179,829	966,423
Interest expense	(20,927)	(49,193)	(38,789)
Equity in net loss of affiliates	106,716	(1,234,938)	(3,271,876)
Other income (expense), net	(10,842)	(71,775)	(233,189)
Total other income (expense)	175,162	(1,176,077)	(2,577,431)
Income (loss) from continuing operations before income taxes & minority interest	7,513,060	(9,106,570)	(90,078,953)
Income tax expense (benefit)	1,185,153	(3,532,040)	(18,684,739)
Income (loss) from continuing operations before minority interest	6,327,907	(5,574,530)	(71,394,214)
Minority interest	–	–	(475,302)
Income (loss) from continuing operations	6,327,907	(5,574,530)	(70,918,912)
Discontinued operations:			
Loss from discontinued operations			
(less applicable income tax benefit of $ –, $1,306,398, and $3,940,110)	–	(2,035,463)	(6,525,361)
Net income (loss)	$ 6,327,907	$ (7,609,993)	$(77,444,273)
Basic and diluted earnings (loss) per share:			
Earnings (loss) per share - continuing operations	$ 0.11	$ (0.10)	$ (1.26)
Loss per share - discontinued operations	$ –	$ (0.03)	$ (0.12)
Net earnings (loss) per share	$ 0.11	$ (0.13)	$ (1.38)
Weighted average shares outstanding			
Basic	58,330,793	56,875,327	56,109,730
Diluted	59,269,291	56,875,327	56,109,730

The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in NIC's 2003 Annual Report on Form 10-K.

NIC INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$13,540,400	$9,559,086
Cash and cash equivalents - restricted	5,363,033	6,300,054
Marketable securities	249,139	248,816
Trade accounts receivable	17,871,454	14,465,062
Deferred income taxes	180,750	606,357
Prepaid expenses	698,320	761,016
Other current assets	8,844,897	3,214,893
Total current assets	46,747,993	35,155,284
Property and equipment, net	2,991,596	3,053,850
Deferred income taxes	35,168,773	35,048,961
Other assets	109,562	139,004
Investments in affiliates and joint ventures	644,497	839,192
Intangible assets, net	77,451	219,978
Total assets	$85,739,872	$74,456,269
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$16,345,249	$12,701,458
Accrued expenses	5,244,979	3,792,426
Notes payable - current portion	155,724	331,655
Application development contracts	464,654	1,558,758
Other current liabilities	158,364	814,919
Total current liabilities	22,368,970	19,199,216
Notes payable - long-term portion	207,309	201,255
Total liabilities	22,576,279	19,400,471
Commitments and contingencies	–	–
Shareholders' equity:		
Common stock, no par, 200,000,000 shares authorized; (58,715,672 and 58,092,346 shares issued and outstanding)	–	–
Additional paid-in capital	198,929,405	197,160,262
Accumulated deficit	(135,560,835)	(141,888,742)
Accumulated other comprehensive income (loss)	(480)	(462)
	63,368,090	55,271,058
Less treasury stock	(204,497)	(215,260)
Total shareholders' equity	63,163,593	55,055,798
Total liabilities and shareholders' equity	$85,739,872	$74,456,269

The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in NIC's 2003 Annual Report on Form 10-K.

NIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$6,327,907	$(7,609,993)	$(77,444,273)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation & amortization	1,783,164	3,379,270	27,953,007
Compensation expense recognized related to sale of common stock	–	–	17,247
Compensation expense recognized related to stock options	–	1,306,569	1,507,780
Loss on disposals of property and equipment	11,551	1,769,412	174,601
Accretion of discount on marketable securities	(2,295)	(4,048)	(568,594)
Application development contracts	(1,094,104)	(2,403,221)	3,605,471
Impairment loss	–	4,316,230	49,494,090
Deferred income taxes	1,399,041	(6,190,548)	(22,596,670)
Deferred income tax benefit relating to stock options	(546,623)	1,145,950	–
Minority interest	–	–	(475,302)
Equity in net loss of affiliates	(106,716)	1,234,938	3,271,876
Changes in operating assets and liabilities, net of effects of acquisitions:			
(Increase) in trade accounts receivable	(3,406,392)	(2,634,198)	(4,598,165)
(Increase) decrease in prepaid expenses	62,696	(137,687)	894,737
(Increase) in other current assets	(5,619,504)	(406,364)	(854,439)
(Increase) decrease in other assets	29,442	109,829	(69,788)
Increase in accounts payable	3,594,759	1,469,370	6,902,345
Increase (decrease) in accrued expenses	1,492,095	(1,616,942)	2,168,884
(Decrease) in other current liabilities	(355,144)	(95,562)	(221,893)
Net cash provided by (used in) operating activities	3,569,877	(6,366,995)	(10,839,091)
Cash flows from investing activities:			
Purchases of property and equipment	(1,518,798)	(967,627)	(2,419,718)
Proceeds from disposals of property and equipment	–	–	487,251
Capitalized software development costs	–	–	(6,576,855)
Purchases of marketable securities	(497,705)	(23,745,011)	(40,303,984)
Maturities of marketable securities	500,000	27,566,194	61,721,032
Proceeds from sale of affiliate	–	–	662,356
Investments in affiliates and joint ventures	–	(191,000)	(347,594)
Net cash provided by (used in) investing activities	(1,516,503)	2,662,556	13,222,488
Cash flows from financing activities:			
Cash and cash equivalents - restricted	937,021	(6,300,054)	–
Proceeds from notes payable	–	–	1,000,000
Payments on notes and debentures payable	(169,877)	(339,833)	(127,257)
Payments on capital lease obligations	–	(13,762)	(201,518)
Payments to repurchase common stock	–	(215,260)	–
Proceeds from exercise of employee stock options	1,160,796	2,881,682	302,647
Proceeds from stock subscriptions receivable	–	15,000	–
Net cash provided by (used in) financing activities	1,927,940	(3,972,227)	973,872
Net increase (decrease) in cash and cash equivalents	3,981,314	(7,676,666)	3,357,269
Cash and cash equivalents, beginning of year	9,559,086	17,235,752	13,878,483
Cash and cash equivalents, end of year	$13,540,400	$9,559,086	$17,235,752
Other cash flow information:			
Interest paid	$20,927	$49,193	$39,504
Income taxes paid	$382,358	$94,200	$87,707

The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in NIC's 2003 Annual Report on Form 10-K.

NIC INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	COMMON STOCK Shares	COMMON STOCK Amount	Additional Paid-in Capital	Accumulated Deficit
Balance, January 1, 2001	56,038,571	$–	$194,822,925	$(56,834,476)
Net loss	–	–	–	(77,444,273)
Stock options exercised	216,626	–	318,739	–
Deferred compensation expense recognized	–	–	–	–
Issuance of common stock to employees	5,000	–	17,242	–
Unrealized holding loss on marketable securities	–	–	–	–
Balance, December 31, 2001	56,260,197	–	195,158,906	(134,278,749)
Net loss	–	–	–	(7,609,993)
Stock options exercised	1,915,094	–	2,865,295	–
Deferred compensation expense recognized	–	–	–	–
Stock subscriptions received	–	–	–	–
Issuance of common stock under employee stock purchase plan	32,504	–	84,611	–
Issuance of common stock under earnout settlement agreement	140,000	–	197,400	–
Forfeiture of common stock issued to acquire business	(105,961)	–	–	–
Repurchase of common stock	(149,488)	–	–	–
Tax deductions relating to stock options	–	–	196,042	–
Adjustment of deferred tax asset related to stock options	–	–	(1,341,992)	–
Unrealized holding loss on marketable securities	–	–	–	–
Balance, December 31, 2002	58,092,346	–	197,160,262	(141,888,742)
Net income	–	–	–	6,327,907
Stock options exercised	574,595	–	1,160,796	–
Issuance of common stock under employee stock purchase plan	48,731	–	72,487	–
Tax deductions relating to stock options	–	–	546,623	–
Retirement of treasury stock	–	–	(10,763)	–
Unrealized holding loss on marketable securities	–	–	–	–
Balance, December 31, 2003	58,715,672	$–	$198,929,405	$(135,560,835)

The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in NIC's 2003 Annual Report on Form 10-K.

NIC INC.
MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Price Range of Common Stock

The following table sets forth the high and low closing sales prices for NIC's common stock for the periods indicated.

Fiscal Year Ended December 31, 2002	High	Low
First Quarter	$4.50	$3.21
Second Quarter	$4.45	$1.48
Third Quarter	$1.79	$1.33
Fourth Quarter	$2.24	$1.39

Fiscal Year Ended December 31, 2003	High	Low
First Quarter	$1.95	$1.46
Second Quarter	$3.09	$1.71
Third Quarter	$5.03	$2.92
Fourth Quarter	$8.47	$4.62

Accumulated Other Comprehensive Income (Loss)	Note and Stock Subscriptions Receivable	Deferred Compensation Expense	Treasury Stock	Total
$967	$(15,000)	$(2,814,349)	$–	$135,160,067
–	–	–	–	(77,444,273)
–	–	–	–	318,739
–	–	1,507,780	–	1,507,780
–	–	–	–	17,242
(847)	–	–	–	(847)
120	(15,000)	(1,306,569)	–	59,558,708
–	–	–	–	(7,609,993)
–	–	–	–	2,865,295
–	–	1,306,569	–	1,306,569
–	15,000	–	–	15,000
–	–	–	–	84,611
–	–	–	–	197,400
–	–	–	–	–
–	–	–	(215,260)	(215,260)
–	–	–	–	196,042
–	–	–	–	(1,341,992)
(582)	–	–	–	(582)
(462)	–	–	(215,260)	55,055,798
–	–	–	–	6,327,907
–	–	–	–	1,160,796
–	–	–	–	72,487
–	–	–	–	546,623
–	–	–	10,763	–
(18)	–	–	–	(18)
$(480)	$–	$–	$(204,497)	$63,163,593

DIVIDEND POLICY

Other than dividends paid while NIC was an S corporation, NIC has never declared or paid any cash dividends on shares of its common stock and does not anticipate declaring or paying dividends on its common stock in the foreseeable future. NIC expects that it will retain all available earnings generated by Company operations for the development and growth of its business. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors of NIC and will depend on NIC's operating results, financial condition, capital requirements, general business conditions, and other factors as the Board of Directors deems relevant.

Glossary of Terms

Application	A service that allows a user to interact electronically with government
Constituent	Citizens, businesses, and government employees
Cross-Boundary Integration	Also called "one stop shops," these government services allow constituents to interact seamlessly with more than one government entity. *Example: With Utah's OneStop Business Registration application, a business owner can send a registration to federal, state, and local regulators with a single mouse click.*
DMV (Department of Motor Vehicles) Revenues	Revenues generated through the approved electronic access of driver histories by the insurance industry
eGovernment	A platform for delivering government services via the Internet or telephone
Governing Board	A government-appointed entity that provides oversight for eGovernment portal operations. A typical governing board has both public & private sector representation and develops policies, establishes fees, and sets priorities for the portal.
Non-DMV Revenues	Revenues generated through all eGovernment transactional services other than driver histories
Partner	A federal, state, county, or city government that works in cooperation with NIC to deliver self-funded eGovernment services
Portal	A central Web site through which a wide range of government information and services can be accessed
Self-Funded	Developed by NIC, this business model allows governments to offer eGovernment services without using taxpayer funds. NIC collects a transaction fee on a limited number of high-volume applications to cover the costs of building and managing online services on behalf of our government partners.
Subscription	A feature that allows high-volume users of eGovernment services to access portal services with a user name and password
Transaction	An end-to-end process in which information is transferred electronically between government and a constituent
Transaction Fee	A nominal fee applied to a select number of eGovernment applications to cover the cost of building and maintaining online services
UCC (Uniform Commercial Code)	Secured personal property liens that are typically processed by secretary of state offices
Vertical Portal	An eGovernment portal through which users can interact with multiple governments through a single site. *Example: Iowa's county treasurer portal is a vertical portal that allows constituents to pay property taxes in all 99 Iowa counties.*

Corporate Information

BOARD OF DIRECTORS

John L. Bunce, Jr. □
Partner, Hellman & Friedman Capital Partners III, L.P., a private equity investment firm.
Age 44, Director since 1999

Daniel J. Evans □
Former Governor and U.S. Senator, State of Washington and Chairman, Daniel J. Evans Associates Consulting, a public policy consulting firm.
Age 79, Director since 1999

Jeffery S. Fraser
Chairman of the Board and Chief Executive Officer, NIC Inc.
Age 44, Director since 1998

Ross C. Hartley
Director
Age 56, Director since 1998

Pete Wilson □
Former Governor and U.S. Senator, State of California
Age 70, Director since 1999

□ Member of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee

Contacting the Board of Directors
Signed, confidential, and anonymous communications to NIC's Board of Directors should be sent via e-mail to board@nicusa.com or in writing to:

Board of Directors
NIC
10540 South Ridgeview Road
Olathe, Kansas 66061

Corporate Governance
The Board's committee charters, the Company's Code of Business Conduct of Ethics, and governance guidelines may be found on the Company's Web site at www.nicusa.com/investor and may be obtained in print by contacting the Investor Relations Department at invest@nicusa.com or 913-498-EGOV.

OFFICERS

Jeffery S. Fraser
Chairman of the Board and Chief Executive Officer

Harry H. Herington
Chief Operating Officer

Eric J. Bur
Chief Financial Officer

William F. Bradley, Jr.
Executive Vice President, Strategy, Policy and Legal, General Counsel and Secretary

Samuel R. Somerhalder
Executive Vice President, Operations and Administration

Richard L. Brown
Executive Vice President, Technology and Solutions

Stephen M. Kovzan
Vice President, Financial Operations and Chief Accounting Officer

OUTSIDE COUNSEL

Rothgerber Johnson & Lyons LLP
One Tabor Center, Suite 3000
1200 Seventeenth Street
Denver, Colorado 80202
303-623-9000
www.rothgerber.com

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of NIC Inc. will be held on May 4, 2004, at 10:00 a.m. (CDT) at the Sheraton Overland Park Hotel at Convention Center, 6100 College Boulevard, Overland Park, Kansas.

A formal notice, together with the proxy statement and proxy form, will be mailed in advance of the meeting to all shareholders of record entitled to vote. Shareholders are encouraged to attend the meeting, but those unable to do so are asked to sign and return the proxy form.

Stock Listing
NIC Inc.'s common stock is traded on Nasdaq under the symbol "EGOV." As of February 27, 2004, there were 58,887,730 shares outstanding held of record or beneficially through a voting trust by approximately 298 persons.

Register and Transfer Agent
EquiServe, Inc.
150 Royall Street
Canton, Massachusetts 02021
(781) 575-2000
www.equiserve.com

Investor Relations
Securities analysts and investors are encouraged to contact the Company with questions or requests for information. Copies of NIC's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other publications are available without charge upon written request. Inquires should be directed to:

Christopher Neff
Director of Investor Relations
10540 South Ridgeview Road
Olathe, Kansas 66061
(435) 645-8898
(877) 234-EGOV
cneff@nicusa.com

These documents can also be viewed online at NIC's Web site: www.nicusa.com.

Corporate Offices
NIC Inc.
10540 South Ridgeview Road
Olathe, Kansas 66061
(913) 498-EGOV
(877) 234-EGOV

Web site
Visit our Web site: www.nicusa.com

design: www.modern8.com

ON THE COVER:
Alabama Assistant Finance Director Rex McDowell with employees of NIC's Alabama Interactive subsidiary

NIC™ the people behind eGovernment

10540 South Ridgeview Road
Olathe, Kansas 66061
877-234-EGOV
www.nicusa.com